UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

License and Collaboration Agreement

On September 10, 2018, Zai Lab (Shanghai) Co., Ltd. (“Zai”) entered into a License and Collaboration Agreement (the “Agreement”) with NovoCure Limited (“NovoCure”).

Under the terms of the Agreement, NovoCure exclusively licensed the rights to perform clinical studies, sublicense to affiliates and third parties (subject to NovoCure’s consent), sell, offer for sale and import Tumor Treating Fields products in the field of oncology (each, a “Licensed Product” and collectively, the “Licensed Products”) to Zai in China, Hong Kong, Macau and Taiwan (the “Territory”).  In partial consideration for the license grant to Zai for the Territory, Zai will pay NovoCure a non-refundable, up-front license fee in the amount of $15 million, as well as certain development, regulatory and commercial milestone payments up to $78 million, and tiered royalties at percentage rates from ten up to the mid-teens on the net sales of the Licensed Products in the Territory.

Zai will purchase Licensed Products exclusively from NovoCure at NovoCure’s fully burdened manufacturing cost.  Zai and NovoCure have agreed in principle on the supply terms and will finalize a supply agreement following the execution of the Agreement.

The Agreement is effective from and after September 10, 2018, and continues, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of and payment by Zai of all of Zai’s royalty payment obligations applicable to such Licensed Product and such region as specified in the Agreement.  Each party may terminate the Agreement upon the material breach of the Agreement by the other party, subject to certain cure periods.  In addition, Zai may terminate the Agreement for convenience on twelve months’ prior notice prior to commercializing a Licensed Product and on eighteen months’ prior notice after commercializing a Licensed Product, and NovoCure may terminate the Agreement due to Zai’s diligence failure or material FCPA violation, subject to certain cure periods and dispute resolution mechanisms if disputes arise with respect to such failure or material violation, each as defined in the Agreement.

The foregoing description of the Agreement is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Zai’s next periodic report.

Zai has filed as an exhibit to this Form 6-K a press release dated September 12, 2018 announcing the entry into the Agreement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued September 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer
Date: September 12, 2018